Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of November __, 2016 (the "Plan of Merger"), between JWIZ INC. (the "Surviving Corporation"), a corporation organized under the laws of the State of New York, on the one hand, and JEWISH MARKETING SOLUTIONS, LLC, a New York limited liability company (the “Non-Survivor”), on the other hand. The Surviving Corporation and the Non-Survivor are collectively referred to herein as the “Corporations.”

WHEREAS, the Board of Directors of the Surviving Corporation and the Managing Member of the Non-Survivor have each determined that it is in the best interest of each of the Corporations to merge into a single corporation (the "Merger") and that the Surviving Corporation be the surviving corporation to the Merger on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained herein, it is agreed that:

1.	Upon the Effective Time of the Merger (as defined in Section 12 below), the Non-Survivor shall, pursuant to the applicable provisions of the New York Business Corporation Law (the “BCL”), be merged with and into the Surviving Corporation, which shall (a) be the surviving corporation upon the Effective Time of the Merger and (b) continue to exist as said surviving corporation under the name “JWiz, Inc.,” pursuant to the applicable provisions of the BCL. The separate existence of the Non-Survivor shall cease upon the Effective Time of the Merger in accordance with the applicable provisions of the BCL.

2.	The Certificate of Incorporation of the Surviving Corporation upon the Effective Time of the Merger shall be the Certificate of Incorporation of the Surviving Corporation following the Merger, and said Certificate of Incorporation shall continue in full force and effect until amended and changed in the manner prescribed by the provisions of the laws of the State of New York.

3.	The Bylaws of the Surviving Corporation upon the Effective Time of the Merger shall be the Bylaws of the Surviving Corporation following the Merger, and said Bylaws shall continue in full force and effect until changed, altered, or amended as therein provided and in the manner prescribed by the provisions of the laws of the State of New York.

4.	The directors and officers of the Surviving Corporation upon the Effective Time of the Merger shall be as follows, all of whom shall hold their directorships and offices, as applicable, until the election and qualification of their respective successors or until their tenure is otherwise terminated in accordance with the Bylaws of the Surviving Corporation:

Name	Position(s)

Yoram Evan	Executive Chairman

Avi Shefi	President and Chief Executive Officer

Bardha Deda	Chief Financial Officer

5.	At the Effective Time of the Merger, the separate existence of the Non-Survivor shall cease, and the Surviving Corporation shall continue in existence and, without transfer, shall succeed to and possess all of the properties, rights, privileges, immunities, powers, purposes and franchises, of a public and private nature, and shall be subject to all of the obligations, restrictions, disabilities and duties, of the Non-Survivor, all without further act or deed, as provided in the applicable statutes of the State of New York.

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6.	If at any time the Surviving Corporation shall consider or be advised that any further assignments, conveyances or assurances in law are necessary or desirable to carry out the provisions hereof, the proper officers and managers of the Non-Survivor as of the Effective Time of the Merger shall execute and deliver any and all proper deeds, assignments and assurances in law, and do all things necessary or proper to carry out the provisions hereof.

7.	Immediately upon consummation of the Merger, the interests of the members of the Non-Survivor shall be converted into common shares, par value $0.001 per share, of the Surviving Corporation (the “Common Shares”) as set forth on Schedule A hereto.

8.	This Plan of Merger, as approved by the Corporations, shall be submitted to the shareholders of the Surviving Corporation and to the members of the Non-Survivor (the “Shareholders”) for their approval or rejection in the manner prescribed by the provisions of the BCL.

10.	In the event that the Plan of Merger shall have been (x) approved by the Shareholders and (y) otherwise duly authorized in the manner prescribed by the applicable provisions of the BCL, the Corporations hereby stipulates that they will cause to be executed and filed and/or recorded any document or documents prescribed by the laws of the State of New York, and that the Corporations will cause to be performed all necessary acts therein and elsewhere to effectuate the Merger.

11.	The Board of Directors and the proper officers of the Surviving Corporation and the Managing Member and the proper officers of the Non-Survivor, are each hereby authorized, empowered and directed to do any and all acts and things, and to make, execute, deliver, file and/or record any and all instruments, papers and documents which shall be or become necessary, proper or convenient to carry out or put into effect any of the provisions of this Plan of Merger or of the Merger herein provided for.

12.	The effective date of the Merger shall be the date the Certificate of Merger is filed by the Secretary of State of the State of New York or such later date as set forth in the Certificate of Merger (the "Effective Time of the Merger");

13.	Notwithstanding the approval of the Plan of Merger by the Shareholders, the Merger herein provided for may be abandoned at any time prior to the Effective Time of the Merger, notwithstanding favorable action on the Merger by the Shareholders of the Corporations, but not later than the Effective Time of the Merger, by the Board of Directors of the Corporations.

14.	The Surviving Corporation, by its Board of Directors, and the Non-Survivor, by its Managing Member, may amend or modify this Plan of Merger in such manner as may be agreed upon by them in writing at any time before or after approval or adoption thereof by the Shareholders. The Surviving Corporation and the Non-Survivor may, pursuant to action by its Board of Directors and the Managing Member, as the case may be, by an instrument in writing, extend the time for or waive compliance by the other with any of the covenants or conditions contained herein; provided, however, that no such waiver or extension shall affect the rights of the Shareholders of the Surviving Corporation or the Members of the Non-Survivor in a manner which is materially adverse to such Shareholders or Members, as the case may be, in the judgment of the Board of Directors and Managing Member, as the case may be, so acting.

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IN WITNESS WHEREOF, pursuant to the general approval and authority duly given by resolutions adopted by the Board of Directors of the Surviving Corporation and the Managing Member of the Non-Survivor have caused this Plan of Merger to be executed by their duly authorized officers.

JWIZ INC.

By:	/s/ Yoram Evan
	Name:	Yoram Evan
	Title:	Chief Executive Officer and President

JEWISH MARKETING SOLUTIONS, LLC

By:	/s/ Avi Shefi
	Name:	Avi Shefi
	Title:	President

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SCHEDULE A

Members of Jewish Marketing Solutions, LLC	Ownership Percentage of Membership Interest in Jewish Marketing Solutions, LLC	Value of Membership Interest in Jewish Marketing Solutions, LLC	Number of Jwiz, Inc. Common Shares, Par Value $.001 Per Share, to be issued upon the conversion of Membership Interest @$5.00 Per Share
Employees	3.00%	$300,000	60,000
Yoram Evan	15.00%	$1,500,000	300,000
Trust #1	9.50%	$950,000	190,000
Trust #2	9.50%	$950,000	190,000
Trust #3	9.50%	$950,000	190,000
Trust #4	9.50%	$950,000	190,000
Uri Ran	9.50%	$950,000	190,000
Avi Shefi	22.96%	$2,296,000	459,200
Assaf Ran	11.54%	$1,154,000	230,800
	100.00%	$10,000,000	2,000,000

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